[Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 249,285            0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             1,011,364           0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                 249,285            0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                             1,011,364           0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    51              0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                  0              0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   51              0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0              0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price..

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
----------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   16               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                   16               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  24,799            0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               15,666            0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  24,799            0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               15,666            0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                       ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  6,140             0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               6,142             0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  6,140             0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               6,142             0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                 ( X )                      ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    9               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    9               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                            [Amazonia Celular logo]

                                CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
                    Article 11 - CVM Instruction # 358/2002

In August 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

----------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
----------------------------------------------------------------------------------------------------------------------
  Group and                   ( )                        ( )                  ( )                      ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees

----------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
----------------------------------------------------------------------------------------------------------------------

 Securities /         Stock                                                                                 Volume
 Derivatives   Characteristics (2)      Intermediary   Operation    Day       Quantity       Price         (R$) (3)
----------------------------------------------------------------------------------------------------------------------
      0                 0                   0          Buy           0           0             0              0
----------------------------------------------------------------------------------------------------------------------
                                                       Sell
----------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
----------------------------------------------------------------------------------------------------------------------
                                                                                                         %
 Securities                                                                               ----------------------------
     /                       Securities Characteristics (2)                   Quantity      Same Class        Total
 Derivatives                                                                                 and Type
----------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
----------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
----------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.